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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SEC
Mail Processing
Section
FEB 27 2013
Washington DC
400

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 14052

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and rule 17a-5 Thereunder

X

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Touchstone Securities, Inc.**

OFFICIAL USE ONLY
47-6046379
Firm I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (DO NOT USE P.O. Box No.)

303 Broadway - Suite 1100
(No. and Street)

Cincinnati	**OH**	**45202**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Terrie A. Wiedenheft — (800)-333-5222
(Area Code – Telephone Number)

B. ACCOUNT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1900 Scripps Center 312 Walnut Street	Cincinnati	OH	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Account
- ☐ Public Account
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public account must be supported by a statement of facts and circumstanced relied on as the basis for the exemption. See Section 240.17a-5(e) (2)*

SEC1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Em
3/4/13

STATEMENT OF FINANCIAL CONDITION

Touchstone Securities, Inc.
December 31, 2012
with Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

OATH OR AFFIRMATION

I, Terrie A. Wiedenheft, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Touchstone Securities, Inc.**, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]

Signature

Sr. VP & Chief Financial Officer

Title

[signature]
ELIZABETH F. GIBSON
Notary Public, State of Ohio
My Commission Expires Mar. 4, 2017

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss)
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant of Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

Touchstone Securities, Inc.

Statement of Financial Condition

December 31, 2012

Contents

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, OH 45202

Tel: +1 513 612 1400
Fax: +1 513 612 1730
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Touchstone Securities, Inc.

We have audited the accompanying statement of financial condition of Touchstone Securities, Inc. (the Company) as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Touchstone Securities, Inc. at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 25, 2013

1302-1033428c

Touchstone Securities, Inc.

Statement of Financial Condition

December 31, 2012

Assets	
Cash and cash equivalents	$ 8,555,392
Unaffiliated accounts receivable	2,400
Receivable from affiliates	909,293
Federal income tax receivable from affiliate	3,321,211
Deferred income tax asset from affiliate	3,597,185
Deferred commission costs	950,599
Prepaid and other assets	322,342
Total assets	$ 17,658,422
Liabilities and Stockholder's Equity	
Liabilities:	
Payable to affiliates	$ 1,448,924
Accrued expenses	4,512,528
Total liabilities	5,961,452
Stockholder's equity:	
Common stock, $100 par value, 1,000 shares authorized, issued and outstanding	100,000
Additional paid-in capital	111,624,377
Accumulated deficit	(100,027,407)
Total stockholder's equity	11,696,970
Total liabilities and stockholder's equity	$ 17,658,422

See accompanying notes.

1. Organization and Nature of Business

Touchstone Securities, Inc. (the Company) is a wholly-owned subsidiary of IFS Financial Services, Inc., which is a wholly-owned subsidiary of Western-Southern Life Assurance Company (WSLAC), which is a wholly-owned subsidiary of The Western and Southern Life Insurance Company (WSLIC). The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is authorized to hold both trading and investment securities. The Company distributes the Touchstone Family of Mutual Funds (the Touchstone Funds) and fixed and variable annuities of its affiliates through affiliated sales representatives. The Company generates substantially all of its revenue from transactions with affiliates.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly-liquid investments with a maturity of three months or less at the date of purchase, including investments in money market funds, which are valued at net asset value.

Deferred Commission Costs

The Company pays commissions to brokers who sell Class B and C shares of the Touchstone Funds (a related party). As the sales distribution fees (12b-1 fees) associated with these commissions are earned over future periods, the commission costs incurred by the Company are deferred and amortized over the expected future periods of benefit in accordance with U.S generally accepted accounting principles. B-share commissions are amortized over a period of 72 months. C-share commissions are amortized over a period of 12 months. Annually, the Company performs an impairment analysis of their deferred commission costs asset. As a result of the 2012 analysis, the Company recorded no impairment on the B-share and C-share deferred commission asset.

2. Significant Accounting Policies (continued)

Income Taxes

The Company is included in the consolidated federal income tax return with WSLIC. ASC 740, *Income Taxes*, requires a systematic and rational allocation of tax expense to members of the consolidated group. Accordingly, the Company records a provision for income taxes under the separate return method as permitted under ASC 740. The benefit from losses of the Company is available to offset income of others within the consolidated group or the Company's future taxable income within the period of limitations, in accordance with the Company's tax sharing agreement.

The gross amount of deferred income tax assets recorded at December 31, 2012 is $3,597,185. The Company had no gross deferred tax liabilities recorded at December 31, 2012. The deferred income tax asset is primarily attributable to net operating loss carryforwards. Differences between the effective tax rate and the federal income tax rate are due to adjustments for state income taxes and meals and entertainment. The amount of taxes currently receivable from WSLIC as of December 31, 2012 was $3,321,211.

The Company has reviewed its tax positions taken on federal income tax returns for each of the three open tax years and as of December 31, 2012 has determined that no provisions for uncertain tax positions is required in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

Investments held in affiliated money market funds totaled $8,301,579 as of December 31, 2012.

The Company shares common facilities, equipment, personnel and administrative services with affiliated entities. The Company reimburses such entities for the use of facilities, equipment, personnel and services based generally on office space utilized, direct payroll costs incurred and out-of-pocket expenses.

3. Related Party Transactions (continued)

The Company serves as a distributor for annuity contracts and variable life products sold by its affiliates WSLAC, WSLIC, Integrity Life Insurance Company, and National Integrity Life Insurance Company (the Integrity Companies).

The Company receives sales distribution income (12b-1 fees) from the Touchstone Funds as compensation for sales distribution efforts of the Company.

The Company participates in management service arrangements with the Integrity Companies for certain accounting and administrative services related to the fixed and variable annuity products issued by the Integrity Companies and underwritten by the Company.

WSLAC has committed to fund operations of the Company to the extent necessary for the Company to continue as a going concern.

4. Benefit Plans

The eligible full-time employees of the Company are covered under the Western-Southern Affiliated Company Employee Retirement 401(k) Savings Plan (the Savings Plan), which is a contributory plan. Employees of the Company can contribute an amount not less than 1% of their periodic compensation up to the maximum annual contribution allowed by current law. Employee contributions become eligible for Company match beginning the first month following the first 12-month period during which the employee worked a minimum of 1,000 hours. The Company matched one half of eligible contributions up to a maximum match of 3% in 2012. In years where WSLIC exceeds its business expectations, the Company's matching contribution could increase to as much as half of eligible contributions up to 6%. The Savings Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

4. Benefit Plans (continued)

Prior to January 1, 2010, eligible employees of the Company were covered under the Western-Southern Affiliated Companies Retirement Plan (the Retirement Plan), which is a defined contribution plan to provide additional income after retirement. Eligible participants include employees of the Company who were over 21 years of age and had more than 1,000 hours of service during a 12 month period. Under the Retirement Plan, each participant was provided with an allocation of the Company's contribution that is determined by an annual resolution of the Board of Directors. The Retirement Plan was subject to provisions of ERISA. As of January 1, 2010, the Retirement Plan was frozen and no new participants will be added. The vested portion of the Retirement Plan accounts will be available to employees in a lump sum when they leave WSLIC or retire.

Effective January 1, 2010, eligible employees of the Company are covered under the Western & Southern Pension Plan (the Pension Plan), which is a defined benefit plan that provides a lifetime annuity upon retirement that is based on a percentage of the final average pay and years of service under the Pension Plan.

Certain employees of the Company are covered under the Western & Southern Affiliated Companies Supplemental Executive Retirement Plan (SERP), which is established for the purpose of providing deferred compensation to selected employees considered highly compensated under ERISA. The SERP is intended to qualify as an unfunded plan and to comply with section 409A of the Internal Revenue Code.

5. Subsequent Events

Management has evaluated the impact of subsequent events on the Company through the date the statement of financial condition was issued and has determined that there were no subsequent events requiring recognition or disclosure in the statement of financial condition.

6. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the Rule), which requires that the Company maintain a minimum net capital level of the greater of $5,000 or 6 2/3% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, as those terms are defined by the Rule. At December 31, 2012, the Company's net capital, as defined, was $2,427,907, which was $2,030,477 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 2.46 to 1.

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, OH 45202

Tel: +1 513 612 1400
Fax: +1 513 612 1730
www.ey.com

Report of Independent Accountants on Applying Agreed-Upon Procedures

Board of Directors and Management
Touchstone Securities, Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Touchstone Securities, Inc. (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period from January 1, 2012 through December 31, 2012. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries.

   No discrepancies noted.

2. Compared the amounts reported on the FOCUS report for the fiscal period from January 1, 2012 through December 31, 2012 with the amounts reported in Form SIPC-7 for the fiscal period from January 1, 2012 through December 31, 2012.

   No discrepancies noted.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   No discrepancies noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.

   No discrepancies noted.

Ernst & Young

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from January 1, 2012 through December 31, 2012. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 25, 2013

Ernst & Young LLP

1302-1033428h

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

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